UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number 001-32558
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KOBEX MINERALS INC. (Translation of registrant's name into English)
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#1700 - 700 West Hastings Street, Vancouver, British Columbia, V6C 1G8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUBMITTED HEREWITH

Exhibit	Description

99.1	Certificate of Name Change
99.2	Early Warning Report
99.3	News Release – October 27, 2009
99.4	Material Change Report – October 26, 2009
99.5	Material Change Report – October 27, 2009
99.6	Notice of Articles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC. (Registrant)

Date: November 6, 2009	By:	/s/ Samuel Yik
Name: Samuel Yik
Title: Chief Financial Officer